Mail Stop 3720

November 3, 2006

Mr. Steven Berns
Chief Financial Officer
MDC Partners, Inc.
45 Hazelton Avenue
Toronto, Ontario, M5R 2E3

> **Re**: **MDC Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2006 and**
> **March 31, 2006**
> **File No. 1-13178**

Dear Mr. Berns:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

1.   We note that the auditors' reports included in your Form 10-K for the years ended December 31, 2005 and 2004, and the year ended December 31, 2003, do not indicate that they were signed by each of the respective public accounting firms. Please confirm to us that in future Form 10-K filings you will indicate on the filed audit reports that they were signed by the auditor.

Consolidated Statements of Cash Flows, page 64

2.   With a view towards disclosure in future filings, please tell us the nature of the supplemental disclosure which is described as "cash paid to minority partners." Tell us the nature of these transactions, how you accounted for them, and where they are classified within your statement of cash flows.

Note 2 – Significant Accounting Policies, page 67

Revenue Recognition, page 69

Marketing Communications Group, page 70

3.   We note your disclosure that "for certain service transactions the Company uses the Proportional Performance model, which results in delivery being considered to occur over a period of time." Describe this policy for us in more detail, including the nature of the service transactions, your application of this accounting model to these transactions, and your basis in the accounting literature for your accounting policy.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director